424(b)(3)
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EQUI-VEST(R) Employer-Sponsored Retirement Programs

SUPPLEMENT DATED JANUARY 21, 2005 TO THE EQUI-VEST(R) EMPLOYER-SPONSORED RETIREMENT PROGRAMS PROSPECTUS DATED MAY 1, 2004 AND THE
EQUI-VEST(R) VANTAGESM ADDITIONAL CONTRIBUTIONS TAX-SHELTERED (ACTS)
PROGRAM SUPPLEMENT DATED MAY 1, 2004.
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This Supplement modifies certain information contained in the Prospectus dated
May 1, 2004 for the EQUI- VEST(R) Employer-Sponsored Retirement Programs and the EQUI-VEST(R) VantageSM Additional Contributions Tax-Sheltered (ACTS) Program Supplement, dated May 1, 2004 as previously supplemented (together, the "Prospectuses") offered by AXA Equitable Life Insurance Company. Unless otherwise indicated, all other information included in the Prospectuses remains unchanged. The terms and section headings we use in this Supplement have the same meaning as in the Prospectuses. You should keep this Supplement with your Prospectuses. We will send you another copy of any prospectus or supplement, without charge, upon request.

The following applies to all contracts effective on or about January 31, 2005.

     Rebalancing your account value

     Under "Rebalancing your account value" in "Transferring your money among investment options," please note the following changes:

     1. In first paragraph, up to and including "(a)" is deleted in its entirety and replaced with the following:

          Our rebalancing program offers two Options that you can use to automatically reallocate your account value. Option I permits reallocation among the variable investment options only and Option II permits reallocation among the variable investment options and the guaranteed interest option. You must tell us:

          (a) in whole percentages only, the percentage you want invested in each variable investment option (and the guaranteed interest option, if applicable), and

     2. The second paragraph of the same section is deleted in its entirety and replaced with the following:

          While your rebalancing program is in effect, we will transfer amounts among each variable investment option (and the guaranteed interest option, if applicable), so that the percentage of your account value that you specify is invested in each option at the end of each rebalancing date. Your entire account value in the variable investment options (and guaranteed interest option, if applicable) must be included in the rebalancing program. Transfer restrictions out of the guaranteed interest option may apply in accordance with the last two bullets under "Transferring your account value," above, in this section. Any rebalancing election that would be a violation of the transfer restrictions will not be put into effect.

     3. The second and third sentences of the third paragraph of the same section are deleted in their entirety and replaced with the following:

          To be eligible, you must have (i) at least $5,000 of account value in the variable investment options for Option I, or (ii) at least $5,000 of account value in the variable investment options and the guaranteed interest option, combined for Option II. Rebalancing is not available for amounts you have allocated in the fixed maturity options.

     4.   The following is added after the third paragraph:

          If you have elected to use Option II, you may not choose either of the Investment Simplifier automatic options.

     5.   In the same section, the following is added as the last paragraph:

          For TSA, Corporate Trusteed and certain EDC contracts with outstanding loans only, on any rebalancing date where the amount to be transferred from the guaranteed interest option would cause a transfer from the Loan Reserve Account (which is part of the guaranteed interest option), the rebalancing program will be automatically cancelled. (See "Loans under TSA, governmental employer EDC and Corporate Trusteed contracts" in "Accessing your money," later in this prospectus.)


                      AXA Equitable Life Insurance Company
                          1290 Avenue of the Americas
                               New York, NY 10104
                                 (212) 554-1234
             Copyright 2005. AXA Equitable Life Insurance Company.
                              All Rights reserved.
           EQUI-VEST(R) is a registered servicemark of AXA Equitable
                            Life Insurance Company.

888-1376 (1/05)                                                         x01021